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                                                     Filed by Yellow Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                     and deemed filed pursuant to Rule 14-a-12 and Rule 14d-2(b)
                                          of the Securities Exchange Act of 1934

                                             Subject Company: Yellow Corporation
                                                 Commission File No.: 333-108081

                                            Subject Company: Roadway Corporation
                                                  Commission File No.: 000-32821

FORWARD-LOOKING STATEMENTS
Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "will," "look forward to" and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties' expectations regarding these maters. Actual results could differ materially from these expectations depending on factors such as the combined company's cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company's actual expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Yellow's and Roadway's respective businesses as further outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of the companies' respective Annual Reports on Form 10-K for the year ended December 31, 2002 and the "Risk Factors" outlined in Yellow's Current Report on Form 8-K filed on August 4, 2003 and its Registration Statement on Form S-4, as amended, filed on October 17, 2003. Yellow's plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company's market for its transportation services.

ADDITIONAL INFORMATION

On October 17, 2003, Yellow filed a joint proxy statement/prospectus and Yellow and Roadway will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission ("SEC"). Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717. Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow's 2003 Annual Meeting of Stockholders and the joint proxy statement/prospectus related to the proposed merger. Information about the directors and executive officers of Roadway, their ownership of Roadway stock and their interests in the


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proposed merger transaction is set forth in the proxy statement for Roadway's
2003 Annual Meeting of Stockholders and the joint proxy statement/prospectus related to the proposed merger.

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o Press Release of Yellow Corporation dated November 18, 2003.


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             10990 Roe Avenue
             Overland Park, KS 66211-1213
             (913) 696-6100
             (913) 696-6116 FAX
                                                   N E W S  R E L E A S E
Y E L L O W  C O R P O R A T I O N
             --------------------------------------------------------------


             NOVEMBER 18, 2003

             FOR IMMEDIATE RELEASE

             YELLOW ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD

             OVERLAND PARK, KAN. --- Yellow Corporation (NASDAQ: YELL) (Yellow) today announced the expiration of the Hart-Scott-Rodino waiting period related to its pending acquisition of Roadway Corporation (NASDAQ: ROAD) (Roadway). The waiting period was related to the U.S. Department of Justice Antitrust Division review of the transaction.

             "Today, Yellow and Roadway have satisfied another important condition required for the completion of the Roadway acquisition," said Bill Zollars, Yellow Chairman, President, and CEO. "Both companies look forward to the opportunities that lie ahead."

             Yellow and Roadway are each scheduled to hold special stockholder meetings on December 9, 2003 to consider approval of the transaction. Assuming stockholder approvals and the successful completion of financing, the Roadway transaction could close as early as December 11, 2003.


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             Yellow Corporation, a Fortune 500 company, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services integrated by technology. Its largest subsidiary, Yellow Transportation, offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods. Meridian IQ is a non-asset global transportation management company that plans and coordinates the movement of goods worldwide. Yellow Technologies provides innovative technology solutions and services exclusively for Yellow Corporation companies. Headquartered in Overland Park, Kansas, Yellow Corporation employs approximately 23,000 people.

             Roadway Corporation, a Fortune 500 company included in the Dow Jones Transportation Average, is a holding company that through its operating subsidiaries offers its customers a wide range of transportation services. Its principal subsidiaries include Roadway Express and Roadway Next Day Corporation. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two to five day regional and long-haul markets. Roadway Next Day Corporation is focused on business opportunities in the shorter-haul regional and next day markets. Headquartered in Akron, Ohio, Roadway Corporation employs approximately 27,000 people.



             Analyst Contact:     Stephen Bruffett
                                  Yellow Corporation
                                  913-696-6108
                                  steve.bruffett@yellowcorp.com

             Media Contact:       Suzanne Dawson
                                  Linden Alschuler & Kaplan
                                  212-329-1420
                                  sdawson@lakpr.com